Exhibit 99.8

March 30, 2017

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2016 of Golden Star Resources Ltd. (the "Company") of our report dated February 21, 2017, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.3 incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-211926, 333-175542, 333-169047, 333-118958, 333-105821 and 333-105820) and Form F-10, as amended, (No. 333-196906) of the Company of our report dated February 21, 2017 referred to above.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada